August 6, 2020

Via Edgar

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Ms. Melissa Raminpour and Ms. Heather Clark

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Silicon Motion Technology Corporation
Form 20-F for the Year Ended December 31, 2019
Form 6-K furnished April 29, 2020
File No. 000-51380

Dear Ms. Raminpour and Ms. Clark:

Reference is made to the letter received from the Commission dated July 9, 2020 regarding the Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) and Form 6-K dated April 29, 2020 of Silicon Motion Technology Corporation (the “Company”).

Please allow this letter to confirm, as per communications yesterday between Ms. Clark and our primary outside counsel from K&L Gates LLP, that the Company will respond to the above referenced letter by or before August 14, 2020.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact the undersigned.

Sincerely,

SILICON MOTION TECHNOLOGY CORPORATION

By	/s/ Riyadh Lai
Riyadh Lai, Chief Financial Officer